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SECURITI  SSION

04017156

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 West Crossville Rd

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Roswell	GA	33075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 732-212-1133
Brian Zucker

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bagell, Josephs & Company LLC

(Name – if individual, state last, first, middle name)

200 Haddonfield- Berlin Rd Ste 400-403	Gibbsboro, NJ		08026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

APR 2 0 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Elgart _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequoia Investments, Inc. _____, as of December 31 _____, 20 03 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEQUOIA INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

SEQUOIA INVESTMENTS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

	Pages
Affirmation of Officer	1-2
Independent Auditors' Report	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
Supplemental Information	
Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	12
Report on Internal Control	13-14

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828   Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sequoia Investments, Inc.
Roswell, Georgia

We have audited the accompanying statement of financial condition of Sequoia Investments, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Investments, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, LLC.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 2, 2004

MEMBER OF: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
              NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
              PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
              NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

SEQUOIA INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS

Cash	$	97,649
Securities owned, at market		125,200
Fixed assets, net of accumulated depreciation of $10,353		1,521
Other assets		3,210
TOTAL ASSETS	$	227,580

LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	16,747
Due to bank - USC		3,575
Total liabilities		20,322

COMMITMENTS AND CONTINGENCY

STOCKHOLDER'S EQUITY

Common stock, no par value - 100,000 shares authorized;	
2,400 shares issued and outstanding	24,000
Additional paid-in capital	560,084
Accumulated deficit	(376,826)
Total stockholder's equity	207,258
TOTAL LIABILITY AND STOCKHOLDER'S EQUITY	$ 227,580

The accompanying notes are an integral part of these financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE

Commissions	$	149,237
Interest income		7,120
TOTAL REVENUES		156,357

EXPENSES

Salary	12,000
Clearing and related costs	47,071
Management fee	71,250
Depreciation	1,061
Office	8,333
Professional fees	2,000
Rent	2,000
Other	1,423
TOTAL EXPENSES	145,138

NET INCOME	$	11,219

The accompanying notes are an integral part of these financial statements.

SEQUOIA INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2003	2,400	$ 24,000	$ 540,684	$ (388,045)	$ 176,639
Contributions			19,400		
Net income				11,219	
Balances, December 31, 2003	2,400	$ 24,000	$ 560,084	$ (376,826)	$ 207,258

The accompanying notes are an integral part of these financial statements.

SEQUOIA INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 11,219

Adjustments to reconcile net income to net cash
used in operating activities:

Depreciation	1,061
(Increase) in operating assets:	
(Increase) in securities owned, at market	(40,100)
Increase in liabilities:	
Accounts payable and accrued expenses	14,940
Total adjustments	(24,099)
Net cash used in operating expenses	(12,880)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions	19,400
Net cash provided by financing activities	19,400
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,520
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	91,129
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 97,649

The accompanying notes are an integral part of these financial statements.

NOTE 1.   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BUSINESS

Sequoia Investments, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $100,000.

FIXED ASSETS

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Fixed assets consist of furniture and fixtures which have a useful life of seven years.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. The Company has restricted $100,000 of its cash per the clearing agreement with Fiserv Corporation.

NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company has regulatory net capital of approximately $183,747 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Customer Protection Rule.

NOTE 4.   **COMMITMENTS**

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 5.   **FIXED ASSETS**

Fixed assets were comprised of the following as of December 31, 2003:

Furniture and fixtures	$ 11,874
Less: accumulated depreciation	(10,353)
Net fixed assets	$ 1,521

Depreciation expense was $1,061 for the year ended December 31, 2003.

NOTE 6.   **SECURITIES OWNED**

Marketable securities represent securities owned by the Company as an investment as of December 31, 2003, marketable securities were comprised of the following:

	Market Value	Percent of Total
Corporate securities	$ 125,200	100%

NOTE 7.   PROVISION FOR INCOME TAXES

There was no provision for income taxes, at December 31, 2003 since the Company has net operating loss carryforwards available. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach the Company offset any potential deferred tax benefit with a 100% valuation allowance.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital

Total stockholders' equity from statement of financial condition		$ 207,258
Less: Non-allowable assets		
Fixed assets	1,521	
Other assets	3,210	(4,731)
Tentative net capital		202,527
Haircut valuations and undue concentration		(18,780)
NET CAPITAL		$ 183,747

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $20,322 pursuant to Rule 15c3-1	$ 1,354
Minimum dollar per capital requirements of reporting broker/dealer	$ 100,000
Minimum net capital requirements of reporting broker/dealer	$ 100,000
EXCESS NET CAPITAL	$ 83,747

Computation of Aggregate Indebtedness

Accounts payable	16,747
Due to bank - USC	3,575
	$ 20,322
Percentage of aggregate indebtedness to net capital	10.0%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828   Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

Board of Directors
Sequoia Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sequoia Investments, Inc. for the year ended December 31, 2003 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, LLC.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 2, 2004